# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nordstrom, Inc., CIK 0000072333
CUSIP: 655664100
Title of class of securities: Common Stock, without par value
Address of issuer's principal executive offices: 1617 SIXTH AVENUE, SEATTLE, Washington (WA), 98101-4407
Date of event which requires filing of this statement: 12/22/2024
Amends the filing with accession number 0001193125-24-212653
Filed by CIK 0001946901
Persons authorized to receive notices and communications: Jose Antonio Diego, El Puerto de Liverpool, S.A.B. de C.V., Mario Pani No. 200, Col., Santa Fe Cuajimalpa, Mexico (O5), CP 05348, 52 55 5268 3000; with copies to:, Benjamin P. Schaye, 425 Lexington Avenue, New York, New York (NY), 10017, 212 455 2000; Juan F. Mendez, Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York (NY), 10017, 212 455 2000

## Reporting persons
- El Puerto de Liverpool, S.A.B. de C.V. (CIK 0001946901): type of reporting person: corporation (CO); citizenship or place of organization: Mexico (O5); member of a group; source of funds: working capital (WC); sole voting power 15,755,000; shared voting power 0; sole dispositive power 15,755,000; shared dispositive power 0; aggregate amount beneficially owned 15,755,000 (9.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, without par value
Name of issuer: Nordstrom, Inc.
Address of issuer's principal executive offices: 1617 SIXTH AVENUE, SEATTLE, Washington (WA), 98101-4407
Comment:
Explanatory Note

This Amendment No. 1 ("Amendment No. 1") amends the statement on Schedule 13D filed with the Securities and Exchange Commission ("SEC") on September 4, 2024 (as amended, the "Schedule 13D") related to the common stock, without par value (the "Common Stock"), of Nordstrom, Inc., a Washington corporation (the "Issuer"). The address of the Issuer's principal executive office is 1617 Sixth Avenue, Seattle, Washington, 98101.

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Items 4, 5 and 6 is hereby incorporated by reference into this Item 3.

On December 22, 2024, Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Norse Holdings, Inc., a Delaware corporation ("Parent"), and Navy Acquisition Co. Inc., a Washington corporation and a direct, wholly owned subsidiary of Parent ("Acquisition Sub"). The funding, including the anticipated expenses, required for the Merger and the other transactions contemplated by the Merger Agreement will include, (i) a contribution to Parent by Liverpool of 15,755,000 shares of Common Stock owned directly by it, in exchange for common stock of Parent pursuant to the terms and conditions of the Liverpool Rollover and Support Agreement (as defined below); (ii) certain members of the Nordstrom family and related trusts (the "Family Group") will contribute to Parent an aggregate of approximately 51,054,705 shares of Common Stock, owned or indirectly owned by the Family Group, in exchange for common stock of Parent pursuant to the terms and conditions of the Family Group Rollover and Support Agreement; (iii) up to $1,712,000,000 in the form of cash contribution by Liverpool to Parent pursuant to the terms and conditions of the Liverpool Equity Commitment Letter (as defined below), of which, up to $861,000,000 will be funded in the form of a Shareholder Loan (as defined below) extended by Liverpool to Parent and up to $851,000,000 will be funded in exchange for common stock of Parent, and (iv) debt financing pursuant to the Bank Debt Commitment Letter.

Pursuant to an equity commitment letter, dated December 22, 2024 (the "Equity Commitment Letter"), by and between Parent and Liverpool, Liverpool has committed to purchase, or cause to be purchased, directly or indirectly, at or prior to the Effective Time, common stock or certain debt securities of Parent for an aggregate amount of cash of up to $1,712,000,000 subject to the terms and conditions set forth in the Equity Commitment Letter. The commitment contemplated by the Equity Commitment Letter includes amounts necessary to fund a loan extended by Liverpool to Parent in an aggregate principal amount of up to $861,000,000 (the "Shareholder Loan"). The amounts under the Equity Commitment Letter will be funded substantially simultaneously with the consummation of the funding of certain amounts under the Bank Debt Commitment Letter (or any alternative debt financing), subject to the satisfaction of certain conditions set forth in the Equity Commitment Letter, including the financing transactions under the Bank Debt Commitment Letter having been funded or the Bank Commitment Parties having confirmed that such amounts will be funded at the Effective Time under the Merger Agreement. The foregoing summary of the Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Equity Commitment Letter, which is filed as Exhibit D to this Schedule 13D and is incorporated herein by reference.

Liverpool will fund its equity contribution to Parent with a combination of cash on hand and debt financing. Pursuant to a commitment letter, dated December 22, 2024 (the "Liverpool Facility Commitment Letter") provided to Liverpool by JPMorgan Chase Bank, N.A. ("JPM") in its capacity as administrative agent, joint lead arranger and bookrunner, JPM committed to arrange and syndicate, on the terms and subject to the conditions set forth in the Liverpool Facility Commitment Letter, at or prior to the Effective Time, a senior unsecured bridge loan credit facility of $900,000,000, subject to certain customary conditions. The foregoing summary of the Liverpool Facility Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Liverpool Facility Letter, which is filed as Exhibit E to this Schedule 13D and is incorporated herein by reference.

Pursuant to a commitment letter dated December 22, 2024 (the "Bank Debt Commitment Letter"), provided to Parent by Wells Fargo Bank, National Association ("Wells Fargo"), and JPM (together with Wells Fargo, the "Bank Commitment Parties"), the Bank Commitment Parties committed to provide Acquisition Sub (and, promptly following consummation of the Merger, the Issuer), on the terms and subject to the condition set forth in the Bank Debt Commitment Letter, at the effective time of the Merger (the "Effective Time"), a revolving asset-based credit facility of $1,200,000,000, subject to certain customary conditions. The foregoing summary of the Bank Debt Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Bank Debt Commitment Letter, which is filed as Exhibit F to this Schedule 13D and is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Items 3, 5 and 6 are hereby incorporated by reference into this Item 4.

The Merger Agreement

Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, Acquisition Sub will merge with and into the Issuer (the "Merger"), with the Issuer continuing as the surviving corporation in the Merger and becoming a wholly-owned subsidiary of Parent. Capitalized terms used but not otherwise defined have the meaning set forth in the Merger Agreement.

Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time, each share of the Issuer's common stock ("Common Stock") issued and outstanding immediately prior to the Effective Time (other than any shares of Common Stock owned by the Issuer, Parent, or their respective wholly owned subsidiaries, the shares to be contributed to Parent by Liverpool and the Family Group pursuant to the Rollover and Support Agreements (as defined below), and shares of Common Stock held by shareholders who have complied with all the provisions of the Washington Business Corporation Act concerning dissenters' rights with respect to the Merger Agreement) will be cancelled and converted into the right to receive $24.25 per share of Common Stock in cash (the "Merger Consideration"), without interest and less any required tax withholdings.

In addition, the Merger Agreement allows the Issuer to declare a special cash dividend (the "Special Dividend"), which is contingent upon the occurrence of the closing, to holders of Common Stock as of a record date that is no later than one trading day prior to the Effective Time in an amount equal to (i) $0.25 per share or (ii) if the Issuer cash on hand after giving effect to the amount of the Special Dividend paid to the Common Stock and Vested Equity Awards (as defined below) would be less than $410,000,000, the greatest amount less than $0.25 per share, if any, that would result in there being $410,000,000 in Issuer cash on hand after giving effect to payment of such amount.

The treatment of the Issuer's equity awards and incentive compensation is further set forth in the Merger Agreement, which is filed as Exhibit C hereto, and incorporated by reference.

Upon consummation of the Merger, the Common Stock will be de-listed from The New York Stock Exchange and de-registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as promptly as practicable following the Effective Time.

The consummation of the Merger is conditioned upon: (i) the approval of the Merger Agreement by two-thirds of the outstanding shares of the Common Stock and a majority of the outstanding shares of the Common Stock other than shares owned by Parent, Acquisition Sub, Liverpool, the Family Group, or their respective affiliates or by any director or officer (within the meaning of Rule 16a-1(f) of the Exchange Act) of the Issuer (together, the "Requisite Shareholder Approvals"), (ii) the expiration or termination of the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or the grant of early termination thereof, (iii) the absence of any then effective order issued by any court of competent jurisdiction in the United States that prohibits, enjoins, or makes illegal the Merger, and (iv) the absence of a Below Investment Grade Rating Event (as defined in the Merger Agreement) that has occurred and is continuing.

In addition, the obligation of each party to consummate the Merger is conditioned upon the other party's representations and warranties being true and correct (subject to certain customary materiality exceptions) and the other party having performed in all material respects its obligations under the Merger Agreement.

The Merger Agreement also contains customary representations, warranties and covenants of the Issuer, Parent and Acquisition Sub. From the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement in accordance with its terms, the Issuer is required to, and is required to cause each of its subsidiaries to, (i) use commercially reasonable efforts to conduct its operations in all material respects in the ordinary course of business and preserve intact its business in all material respects and (ii) refrain from taking certain specified actions without Parent's consent. Under the Merger Agreement, each of the Issuer, Parent and Acquisition Sub has also agreed to (and cause certain of their affiliates to) use their respective reasonable best efforts to consummate and make effective the transactions contemplated by the Merger Agreement, including the Merger. The Merger Agreement also contains representations and warranties of Parent and Acquisition Sub and covenants of the Issuer, Parent and Acquisition Sub relating to the rating agencies that rate the Issuer's senior notes.

In addition, the Issuer has agreed to customary "no-shop" restriction, which restricts its ability to, among other things, initiate, solicit, knowingly encourage or knowingly facilitate the making of any Competing Proposal (as defined in the Merger Agreement).

Either the Issuer or Parent may terminate the Merger Agreement if, subject to certain limitations, (i) the Merger is not consummated on or before September 22, 2025 (the "Outside Date"), (ii) any court of competent jurisdiction in the United States has issued or entered any order permanently restraining, enjoining or otherwise prohibiting the Merger, and such order has become final and non-appealable, (iii) the Requisite Shareholder Approvals have not been obtained at the meeting of shareholders at which the Merger Agreement was voted upon, (iv) a Below Investment Grade Rating Event has occurred and is continuing (provided neither the Issuer nor Parent shall have the right to terminate for a Below Investment Grade Rating Event until 45 days following the occurrence of the Below Investment Grade Rating Event), or (v) the other party materially breaches its representations, warranties or covenants in the Merger Agreement, subject in certain cases to the right of the breaching party to cure the breach. The Issuer also has the right to terminate the Merger Agreement, subject to certain limitations, in order to enter into a definitive agreement with respect to a Superior Proposal or if Parent fails to consummate the Merger in specified circumstances following the satisfaction or waiver of the applicable closing conditions. Parent also has the right to terminate the Merger Agreement prior to the Issuer obtaining the Requisite Shareholder Approvals within ten business days of an Adverse Recommendation Change.

The Issuer will be required to pay to Parent a termination fee equal to (i) $85,000,000 if the Merger Agreement is validly terminated by Parent due to an Adverse Recommendation Change or (ii) $42,500,000 if the Merger Agreement is validly terminated by the Issuer to enter into a definitive agreement with respect to a Superior Proposal or by the Issuer or Parent due to a failure to achieve the Requisite Shareholder Approvals if a Competing Proposal has been publicly announced and within twelve months following such termination the Issuer either consummates such Competing Proposal or enters into a definitive agreement for such Competing Proposal that is subsequently consummated.

Parent will be required to pay to the Issuer a termination fee equal to (i) $170,000,000 if the Merger Agreement is validly terminated by the Issuer due to Parent materially breaching its representations, warranties or covenants in the Merger Agreement, subject in certain cases to a cure right, or due to Parent failing to consummate the Merger in specified circumstances following the satisfaction or waiver of the applicable closing conditions, or by either the Issuer or Parent in specified circumstances when the Issuer had the right to terminate the Merger Agreement for the foregoing reasons or (ii) $100,000,000 if the Merger Agreement is validly terminated by either the Issuer or Parent due to a Below Investment Grade Rating Event or by either the Issuer or Parent in specified circumstances when a Below Investment Grade Rating Event has occurred and is continuing.

Payment of the termination fees described above will limit the liability of the Issuer or Parent and Acquisition Sub under the Merger Agreement, except that each party is entitled to damages in the event of an intentional breach of the Merger Agreement or other transaction documents, reimbursement of expenses to enforce such payments, interest on unpaid amounts, and reimbursement of expenses and indemnification related to the Issuer's financing cooperation. Each party's maximum liability following termination of the Merger Agreement is limited to $300 million, except for reimbursement of enforcement costs, interest, and reimbursement of expenses and indemnification related to cooperation in connection with Parent's debt financing.

The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit C to this Schedule 13D.

The Cooperation Agreement

Concurrently with the execution and delivery of the Merger Agreement, Liverpool entered into a cooperation agreement (the "Cooperation Agreement") with the Family Group, pursuant to which, among other things, Liverpool and the Family Group agreed to certain equity and governance terms regarding the actions of Parent and the relationship among Liverpool and the Family Group prior to the Effective Time with respect to the transactions contemplated by the merger Agreement, the Debt Commitment Letters, the Equity Commitment Letter, the Rollover and Support Agreements and the Limited Guaranty (as defined below), as well as the governance of Parent following the Effective Time. The foregoing summary of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the Cooperation Agreement, which is filed as Exhibit G to this Schedule 13D and is incorporated herein by reference.

The Rollover and Support Agreement

Concurrently with the execution and delivery of the Merger Agreement, Liverpool entered into a rollover, voting and support agreement (the "Rollover and Support Agreement") with Parent and the Issuer, pursuant to which, among other things, Liverpool agreed to (a) effectuate the Rollover (as defined in the Merger Agreement) pursuant to the terms of the Rollover and Support Agreement, and (b) appear in person or by proxy at every meeting of the stockholders of the Issuer called with respect to any of the following, and at every adjournment, recess or postponement thereof, and vote or cause to be voted their shares of Common Stock, in favor of the Merger and related transactions contemplated under the Merger Agreement, and against any other proposals that would reasonably be expected to result in the failure of any Merger Agreement closing conditions or delay or adversely affect the Merger, until the earliest to occur of: (1) the valid termination of the Merger Agreement in accordance with its terms and (2) the occurrence of an Adverse Recommendation Change (as defined in the Merger Agreement). The foregoing summary of the Rollover and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Rollover and Support Agreement, which is filed as Exhibit H to this Schedule 13D and is incorporated herein by reference.

The Limited Guaranty

Concurrently with the execution and delivery of the Merger Agreement, Liverpool entered into a limited guaranty (the "Liverpool Guaranty") in favor of the Issuer, pursuant to which Liverpool agreed to guaranty to the Issuer payment and performance of certain obligations of Parent under the Merger Agreement, including the termination fees described therein, damages for intentional breach, reimbursement of enforcement costs under the Merger Agreement and such limited guaranty, interest on unpaid amounts, and reimbursement of expenses and indemnification related to the Issuer's financing cooperation under the Merger Agreement, on the terms and subject to the conditions set forth therein. The foregoing summary of the Liverpool Limited Guaranty does not purport to be complete and is qualified in its entirety by reference to the Liverpool Limited Guaranty, which is filed as Exhibit I to this Schedule 13D and is incorporated herein by reference.

The financing of the Merger and the other transactions contemplated by the Merger Agreement, would relate to or result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, the acquisition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a delisting of Common Stock from the New York Stock Exchange and the Common Stock becoming eligible for termination of registration pursuant to Section 12(g) of the Exchange Act. Other than as described in Items 3 and 4 above, the Reporting Person does not have any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated as follows:

The information set forth in Items 3, 4, 6 and the cover page of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a) and (b). As of the date hereof, Reporting Person directly holds 15,755,000 shares of Common Stock, representing 9.6% of the outstanding Common Stock based upon 164,906,936 shares of Common Stock outstanding as of November 29, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 5, 2024.

The Reporting Person and the Family Group are deemed to constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. The Family Group filed a separate Schedule 13D with the Securities and Exchange Commission on December 23, 2024 to report their combined beneficial ownership of an aggregate of 55,521,989 shares of Common Stock of the Issuer representing approximately 33.7% of the outstanding shares of Common Stock of the Issuer, based upon 164,906,936 shares of Common Stock outstanding as of November 29, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 5, 2024.

Based on this Schedule 13D and the Schedule 13D filed by the Family Group, such "group" would be deemed to beneficially own an aggregate of 71,276,989 shares of Common Stock, or 43.2% of the Issuer's outstanding shares of Common Stock calculated pursuant to Rule 13d-3. The Reporting Persons expressly disclaim beneficial ownership over any shares of Common Stock beneficially owned by the Family Group that they may be deemed to beneficially own solely by reason of the Proposal Letter. This Schedule 13D does not reflect any shares of Common Stock beneficially owned by the Family Group.

(c) Except as set forth in this Schedule 13D, neither the Reporting Person nor to the best knowledge of the Reporting Person, any other person named in Annex A, has effected any transaction in Common Stock in the past 60 days.

(d) To the best knowledge of the Reporting Person, no one other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Person herein.

(e) Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Items 3, 4 and 5 are hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit No. Description

C Agreement and Plan of Merger, dated December 22, 2024, by and among Nordstrom, Inc., Norse Holdings, Inc., and Navy Acquisition Co. Inc.*+

D Equity Commitment Letter, dated December 22, 2024, by and between Norse Holdings, Inc. and El Puerto de Liverpool, S.A.B. de C.V.*

E Commitment Letter, dated December 22, 2024, provided to El Puerto de Liverpool, S.A.B. de C.V. by JPMorgan Chase Bank, N.A., in its capacity as administrative agent, joint lead arranger and bookrunner*+

F Commitment Letter, dated December 22, 2024, provided to Norse Holdings, Inc. by Wells Fargo Bank, National Association, and JPMorgan Chase Bank, N.A.*+

G Cooperation Agreement, dated December 22, 2024, between El Puerto de Liverpool, S.A.B. de C.V. and the Family Group*+

H Rollover, Voting and Support Agreement, dated December 22, 2024, between El Puerto de Liverpool, S.A.B. de C.V., Norse Holdings, Inc. and Nordstrom, Inc.*

I Limited Guaranty, dated December 22, 2024, by El Puerto de Liverpool, S.A.B. de C.V. in favor of Nordstrom, Inc.*

* Filed herewith.

+ Certain schedules and exhibits have been omitted. The Reporting Person agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

## Signatures
- El Puerto de Liverpool, S.A.B. de C.V.: /s/ Graciano Guichard Gonzalez, Name: Graciano Guichard Gonzalez Title: Chairman of the Board (12/26/2024)
- El Puerto de Liverpool, S.A.B. de C.V.: /s/ Enrique Guijosa Hidalgo, Name: Enrique Guijosa Hidalgo Title: Chief Executive Officer (12/26/2024)